UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 4)

Samsara Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

79589L106
(CUSIP Number)

AH Capital Management, L.L.C. 2865 Sand Hill Road, Suite 101 Menlo Park, CA 94025 (650) 798-3900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 5, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	79589L106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Andreessen Horowitz Fund IV, L.P. (“AH IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
54,745,078 shares of Class B Common Stock,[1] for itself and as nominee for Andreessen Horowitz Fund IV-A, L.P. (“AH IV-A”), Andreessen Horowitz Fund IV-B, L.P. (“AH IV-B”), and Andreessen Horowitz Fund IV-Q, L.P. (“AH IV-Q”), except that AH Equity Partners IV, L.L.C. (“AH Equity IV”), the general partner of AH IV, may be deemed to have sole power to vote these shares, and Marc Andreessen (“Andreessen”) and Benjamin Horowitz (“Horowitz”), the managing members of AH Equity IV, may be deemed to have shared power to vote these shares.
	8	SHARED VOTING POWER
See response to row 7.
	9	SOLE DISPOSITIVE POWER
54,745,078 shares of Class B Common Stock,[1] for itself and as nominee for AH IV-A, AH IV-B, and AH IV-Q, except that AH Equity IV, the general partner of AH IV, may be deemed to have sole power to dispose of these shares, and Andreessen and Horowitz, the managing members of AH Equity IV, may be deemed to have shared power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER
See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
54,745,078[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.4%[2]
14	TYPE OF REPORTING PERSON (See Instructions)
PN

1 Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

2 Pursuant to Rule 13d-3(d)(1)(i), the percentage in Row 13 is calculated using the outstanding shares of Class A Common Stock only (assuming full conversion of the shares of Class B Common Stock held of record by AH IV, but not any of the shares of Class B Common Stock held by any other person).  As disclosed in the Issuer’s Form 10-Q filed on September 5, 2023 with the U.S. Securities and Exchange Commission (File No. 001-41140) (the “10-Q”), the Issuer had 179,290,763 outstanding shares of Class A Common Stock and 355,661,294 outstanding shares of Class B Common Stock as of August 29, 2023. On September 8, 2023, AH Parallel Fund V, L.P. (“AH Parallel V”) converted 80,978 shares of Class B Common Stock into Class A Common Stock and Andreessen Horowitz LSV Fund I, L.P. (“AH LSV I”) converted 310,952 shares of Class B Common Stock into Class A Common Stock. If the outstanding number of shares included the outstanding shares of both Class A Common Stock and Class B Common Stock, this percentage would be 10.2%.

CUSIP No.	79589L106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
AH Equity Partners IV, L.L.C. (“AH Equity IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
54,745,078 shares of Class B Common Stock,[3] all of which are held of record by AH IV, for itself and as nominee for AH IV-A, AH IV-B, and AH IV-Q. AH Equity IV, the general partner of AH IV, may be deemed to have sole power to vote these shares, and Andreessen and Horowitz, the managing members of AH Equity IV, may be deemed to have shared power to vote these shares.
	8	SHARED VOTING POWER
See response to row 7.
	9	SOLE DISPOSITIVE POWER
54,745,078 shares of Class B Common Stock,[3] all of which are held of record by AH IV, for itself and as nominee for AH IV-A, AH IV-B, and AH IV-Q. AH Equity IV, the general partner of AH IV, may be deemed to have sole power to dispose of these shares, and Andreessen and Horowitz, the managing members of AH Equity IV, may be deemed to have shared power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER
See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
54,745,078[3]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.4%[4]
14	TYPE OF REPORTING PERSON (See Instructions)
OO

3 Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

4 Pursuant to Rule 13d-3(d)(1)(i), the percentage in Row 13 is calculated using the outstanding shares of Class A Common Stock only (assuming full conversion of the shares of Class B Common Stock held of record by AH IV, but not any of the shares of Class B Common Stock held by any other person).  As disclosed in the 10-Q, the Issuer had 179,290,763 outstanding shares of Class A Common Stock and 355,661,294 outstanding shares of Class B Common Stock as of August 29, 2023. On September 8, 2023, AH Parallel V converted 80,978 shares of Class B Common Stock into Class A Common Stock and AH LSV I converted 310,952 shares of Class B Common Stock into Class A Common Stock. If the outstanding number of shares included the outstanding shares of both Class A Common Stock and Class B Common Stock, this percentage would be 10.2%.

CUSIP No.	79589L106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
AH Parallel Fund IV, L.P. (“AH Parallel IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,974,501 shares of Class B Common Stock,[5] for itself and as nominee for AH Parallel Fund IV-A, L.P. (“AH Parallel IV-A”), AH Parallel Fund IV-B, L.P. (“AH Parallel IV-B”), and AH Parallel Fund IV-Q, L.P. (“AH Parallel IV-Q”), except that AH Equity Partners IV (Parallel), L.L.C. (“AH Equity IV Parallel”), the general partner of AH Parallel IV, may be deemed to have sole power to vote these shares, and Andreessen and Horowitz, the managing members of AH Equity IV Parallel, may be deemed to have shared power to vote these shares.
	8	SHARED VOTING POWER
See response to row 7.
	9	SOLE DISPOSITIVE POWER
4,974,501 shares of Class B Common Stock,[5] for itself and as nominee for AH Parallel IV-A, AH Parallel IV-B, and AH Parallel IV-Q, except that AH Equity IV Parallel, the general partner of AH Parallel IV, may be deemed to have sole power to dispose of these shares, and Andreessen and Horowitz, the managing members of AH Equity IV Parallel, may be deemed to have shared power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER
See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,974,501[5]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.7%[6]
14	TYPE OF REPORTING PERSON (See Instructions)
PN

5 Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.5 Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

6 Pursuant to Rule 13d-3(d)(1)(i), the percentage in Row 13 is calculated using the outstanding shares of Class A Common Stock only (assuming full conversion of the shares of Class B Common Stock held of record by AH Parallel IV, but not any of the shares of Class B Common Stock held by any other person).  As disclosed in the 10-Q, the Issuer had 179,290,763 outstanding shares of Class A Common Stock and 355,661,294 outstanding shares of Class B Common Stock as of August 29, 2023. On September 8, 2023, AH Parallel V converted 80,978 shares of Class B Common Stock into Class A Common Stock and AH LSV I converted 310,952 shares of Class B Common Stock into Class A Common Stock. If the outstanding number of shares included the outstanding shares of both Class A Common Stock and Class B Common Stock, this percentage would be 0.9%.

CUSIP No.	79589L106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
AH Equity Partners IV (Parallel), L.L.C. (“AH Equity IV Parallel”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,974,501 shares of Class B Common Stock,[7] all of which are held of record by AH Parallel IV, for itself and as nominee for AH Parallel IV-A, AH Parallel IV-B, and AH Parallel IV-Q. AH Equity IV Parallel, the general partner of AH Parallel IV, may be deemed to have sole power to vote these shares, and Andreessen and Horowitz, the managing members of AH Equity IV Parallel, may be deemed to have shared power to vote these shares.
	8	SHARED VOTING POWER
See response to row 7.
	9	SOLE DISPOSITIVE POWER
4,974,501 shares of Class B Common Stock,[7] all of which are held of record by AH Parallel IV, for itself and as nominee for AH Parallel IV-A, AH Parallel IV-B, and AH Parallel IV-Q. AH Equity IV Parallel, the general partner of AH Parallel IV, may be deemed to have sole power to dispose of these shares, and Andreessen and Horowitz, the managing members of AH Equity IV Parallel, may be deemed to have shared power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER
See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,974,501[7]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.7%[8]
14	TYPE OF REPORTING PERSON (See Instructions)
OO

7 Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

8 Pursuant to Rule 13d-3(d)(1)(i), the percentage in Row 13 is calculated using the outstanding shares of Class A Common Stock only (assuming full conversion of the shares of Class B Common Stock held of record by AH Parallel IV, but not any of the shares of Class B Common Stock held by any other person).  As disclosed in the 10-Q, the Issuer had 179,290,763 outstanding shares of Class A Common Stock and 355,661,294 outstanding shares of Class B Common Stock as of August 29, 2023. On September 8, 2023, AH Parallel V converted 80,978 shares of Class B Common Stock into Class A Common Stock and AH LSV I converted 310,952 shares of Class B Common Stock into Class A Common Stock. If the outstanding number of shares included the outstanding shares of both Class A Common Stock and Class B Common Stock, this percentage would be 0.9%.

CUSIP No.	79589L106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
AH Parallel Fund V, L.P. (“AH Parallel V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,516,864 shares of Class B Common Stock,[9] for itself and as nominee for AH Parallel Fund V-A, L.P. (“AH Parallel V-A”), AH Parallel Fund V-B, L.P. (“AH Parallel V-B”), and AH Parallel Fund V-Q, L.P. (“AH Parallel V-Q”), except that AH Equity Partners V (Parallel), L.L.C. (“AH Equity V Parallel”), the general partner of AH Parallel V, may be deemed to have sole power to vote these shares, and Andreessen and Horowitz, the managing members of AH Equity V Parallel, may be deemed to have shared power to vote these shares.
	8	SHARED VOTING POWER
See response to row 7.
	9	SOLE DISPOSITIVE POWER
5,516,864 shares of Class B Common Stock,[9] for itself and as nominee for AH Parallel V-A, AH Parallel V-B, and AH Parallel V-Q, except that AH Equity V Parallel, the general partner of AH Parallel V, may be deemed to have sole power to dispose of these shares, and Andreessen and Horowitz, the managing members of AH Equity V Parallel, may be deemed to have shared power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER
See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,516,864 [9]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.0%[10]
14	TYPE OF REPORTING PERSON (See Instructions)
PN

9 Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

10 Pursuant to Rule 13d-3(d)(1)(i), the percentage in Row 13 is calculated using the outstanding shares of Class A Common Stock only (assuming full conversion of the shares of Class B Common Stock held of record by AH Parallel V, but not any of the shares of Class B Common Stock held by any other person).  As disclosed in the 10-Q, the Issuer had 179,290,763 outstanding shares of Class A Common Stock and 355,661,294 outstanding shares of Class B Common Stock as of August 29, 2023. On September 8, 2023, AH Parallel V converted 80,978 shares of Class B Common Stock into Class A Common Stock and AH LSV I converted 310,952 shares of Class B Common Stock into Class A Common Stock. If the outstanding number of shares included the outstanding shares of both Class A Common Stock and Class B Common Stock, this percentage would be 1.0%.

CUSIP No.	79589L106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
AH Equity Partners V (Parallel), L.L.C. (“AH Equity V Parallel”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,516,864 shares of Class B Common Stock,[11] all of which are held of record by AH Parallel V, for itself and as nominee for AH Parallel V-A, AH Parallel V-B, and AH Parallel V-Q. AH Equity V Parallel, the general partner of AH Parallel V, may be deemed to have sole power to vote these shares, and Andreessen and Horowitz, the managing members of AH Equity V Parallel, may be deemed to have shared power to vote these shares.
	8	SHARED VOTING POWER
See response to row 7.
	9	SOLE DISPOSITIVE POWER
5,516,864 shares of Class B Common Stock,[11] all of which are held of record by AH Parallel V, for itself and as nominee for AH Parallel V-A, AH Parallel V-B, and AH Parallel V-Q. AH Equity V Parallel, the general partner of AH Parallel V, may be deemed to have sole power to dispose of these shares, and Andreessen and Horowitz, the managing members of AH Equity V Parallel, may be deemed to have shared power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER
See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,516,864 [11]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.0%[12]
14	TYPE OF REPORTING PERSON (See Instructions)
OO

11 Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

12 Pursuant to Rule 13d-3(d)(1)(i), the percentage in Row 13 is calculated using the outstanding shares of Class A Common Stock only (assuming full conversion of the shares of Class B Common Stock held of record by AH Parallel V, but not any of the shares of Class B Common Stock held by any other person).  As disclosed in the 10-Q, the Issuer had 179,290,763 outstanding shares of Class A Common Stock and 355,661,294 outstanding shares of Class B Common Stock as of August 29, 2023. On September 8, 2023, AH Parallel V converted 80,978 shares of Class B Common Stock into Class A Common Stock and AH LSV I converted 310,952 shares of Class B Common Stock into Class A Common Stock. If the outstanding number of shares included the outstanding shares of both Class A Common Stock and Class B Common Stock, this percentage would be 1.0%.

CUSIP No.	79589L106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Andreessen Horowitz LSV Fund I, L.P. (“AH LSV I”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
12,557,802 shares of Class B Common Stock,[13] for itself and as nominee for Andreessen Horowitz LSV Fund I-B, L.P. (“AH LSV I-B”) and Andreessen Horowitz LSV Fund I-Q, L.P. (“AH LSV I-Q”), except that AH Equity Partners LSV I, L.L.C. (“AH Equity LSV I”), the general partner of AH LSV I, may be deemed to have sole power to vote these shares, and Andreessen and Horowitz, the managing members of AH Equity LSV I, may be deemed to have shared power to vote these shares.
	8	SHARED VOTING POWER
See response to row 7.
	9	SOLE DISPOSITIVE POWER
12,557,802 shares of Class B Common Stock,[13] for itself and as nominee for AH LSV I-B and AH LSV I-Q, except that AH Equity LSV I, the general partner of AH LSV I, may be deemed to have sole power to dispose of these shares, and Andreessen and Horowitz, the managing members of AH Equity LSV I, may be deemed to have shared power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER
See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,557,802 [13]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.5%[14]
14	TYPE OF REPORTING PERSON (See Instructions)
PN

13 Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

14 Pursuant to Rule 13d-3(d)(1)(i), the percentage in Row 13 is calculated using the outstanding shares of Class A Common Stock only (assuming full conversion of the shares of Class B Common Stock held of record by AH LSV I, but not any of the shares of Class B Common Stock held by any other person).  As disclosed in the 10-Q, the Issuer had 179,290,763 outstanding shares of Class A Common Stock and 355,661,294 outstanding shares of Class B Common Stock as of August 29, 2023. On September 8, 2023, AH Parallel V converted 80,978 shares of Class B Common Stock into Class A Common Stock and AH LSV I converted 310,952 shares of Class B Common Stock into Class A Common Stock. If the outstanding number of shares included the outstanding shares of both Class A Common Stock and Class B Common Stock, this percentage would be 2.4%.

CUSIP No.	79589L106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
AH Equity Partners LSV I, L.L.C. (“AH Equity LSV I”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
12,557,802 shares of Class B Common Stock,[15] all of which are held of record by AH LSV I, for itself and as nominee for AH LSV I-B and AH LSV I-Q. AH Equity LSV I, the general partner of AH LSV I, may be deemed to have sole power to vote these shares, and Andreessen and Horowitz, the managing members of AH Equity LSV I, may be deemed to have shared power to vote these shares.
	8	SHARED VOTING POWER
See response to row 7.
	9	SOLE DISPOSITIVE POWER
12,557,802 shares of Class B Common Stock,[15] all of which are held of record by AH LSV I, for itself and as nominee for AH LSV I-B and AH LSV I-Q. AH Equity LSV I, the general partner of AH LSV I, may be deemed to have sole power to dispose of these shares, and Andreessen and Horowitz, the managing members of AH Equity LSV I, may be deemed to have shared power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER
See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,557,802 [15]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.5%[16]
14	TYPE OF REPORTING PERSON (See Instructions)
OO

15 Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

16 Pursuant to Rule 13d-3(d)(1)(i), the percentage in Row 13 is calculated using the outstanding shares of Class A Common Stock only (assuming full conversion of the shares of Class B Common Stock held of record by AH LSV I, but not any of the shares of Class B Common Stock held by any other person).  As disclosed in the 10-Q, the Issuer had 179,290,763 outstanding shares of Class A Common Stock and 355,661,294 outstanding shares of Class B Common Stock as of August 29, 2023. On September 8, 2023, AH Parallel V converted 80,978 shares of Class B Common Stock into Class A Common Stock and AH LSV I converted 310,952 shares of Class B Common Stock into Class A Common Stock. If the outstanding number of shares included the outstanding shares of both Class A Common Stock and Class B Common Stock, this percentage would be 2.4%.

CUSIP No.	79589L106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Andreessen Horowitz LSV Fund III, L.P. (“AH LSV III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,995,652 shares of Class A Common Stock, for itself and as nominee for Andreessen Horowitz LSV Fund III-B, L.P. (“AH LSV III-B”) and AH 2022 Annual Fund, L.P. (“AH 2022 Annual”), except that AH Equity Partners LSV III, L.L.C. (“AH Equity LSV III”), the general partner of AH LSV III, may be deemed to have sole power to vote these shares, and Andreessen and Horowitz, the managing members of AH Equity LSV III, may be deemed to have shared power to vote these shares.
	8	SHARED VOTING POWER
See response to row 7.
	9	SOLE DISPOSITIVE POWER
3,995,652 shares of Class A Common Stock, for itself and as nominee for AH LSV III-B and AH 2022 Annual, except that AH Equity LSV III, the general partner of AH LSV III, may be deemed to have sole power to dispose of these shares, and Andreessen and Horowitz, the managing members of AH Equity LSV III, may be deemed to have shared power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER
See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,995,652
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.2%[17]
14	TYPE OF REPORTING PERSON (See Instructions)
PN

17 This percentage is calculated based upon 179,290,763 shares of Class A Common Stock outstanding as of August 29, 2023, as set forth in the 10-Q, plus 80,978 shares of Class A Common Stock converted from Class B Common Stock by AH Parallel V and 310,952 shares of Class A Common Stock converted from Class B Common Stock by AH LSV I on September 8, 2023.

CUSIP No.	79589L106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
AH Equity Partners LSV III, L.L.C. (“AH Equity LSV III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,995,652 shares of Class A Common Stock, all of which are held of record by AH LSV III, for itself and as nominee for AH LSV III-B and AH 2022 Annual. AH Equity LSV III, the general partner of AH LSV III, may be deemed to have sole power to vote these shares, and Andreessen and Horowitz, the managing members of AH Equity LSV III, may be deemed to have shared power to vote these shares.
	8	SHARED VOTING POWER
See response to row 7.
	9	SOLE DISPOSITIVE POWER
3,995,652 shares of Class A Common Stock, all of which are held of record by AH LSV III, for itself and as nominee for AH LSV III-B and AH 2022 Annual. AH Equity LSV III, the general partner of AH LSV III, may be deemed to have sole power to dispose of these shares, and Andreessen and Horowitz, the managing members of AH Equity LSV III, may be deemed to have shared power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER
See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,995,652
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.2%[18]
14	TYPE OF REPORTING PERSON (See Instructions)
OO

18 This percentage is calculated based upon 179,290,763 shares of Class A Common Stock outstanding as of August 29, 2023, as set forth in the 10-Q, plus 80,978 shares of Class A Common Stock converted from Class B Common Stock by AH Parallel V and 310,952 shares of Class A Common Stock converted from Class B Common Stock by AH LSV I on September 8, 2023.

CUSIP No.	79589L106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Marc Andreessen (“Andreessen”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares.
	8	SHARED VOTING POWER
81,837,870 shares,[19] of which (a) 54,745,078 shares of Class B Common Stock are held of record by AH IV, for itself and as nominee for AH IV-A, AH IV-B, and AH IV-Q, (b) 4,974,501 shares of Class B Common Stock are held of record by AH Parallel IV, for itself and as nominee for AH Parallel IV-A, AH Parallel IV-B, and AH Parallel IV-Q, (c) 5,516,864 shares of Class B Common Stock are held of record by AH Parallel V, for itself and as nominee for AH Parallel V-A, AH Parallel V-B, and AH Parallel V-Q, (d) 12,557,802 shares of Class B Common Stock are held of record by AH LSV I, for itself and as nominee for AH LSV I-B and AH LSV I-Q, (e) 3,995,652 shares of Class A Common Stock are held of record by AH LSV III, for itself and as nominee for AH LSV III-B and AH 2022 Annual, and (f) 47,973 shares of Class A Common Stock are held of record by the LAMA Community Trust. Andreessen is (i) a managing member of AH Equity IV, the general partner of AH IV, (ii) a managing member of AH Equity IV Parallel, the general partner of AH Parallel IV, (iii) a managing member of AH Equity V Parallel, the general partner of AH Parallel V, (iv) a managing member of AH Equity LSV I, the general partner of AH LSV I, (v) a managing member of AH Equity LSV III, the general partner of AH LSV III, and (vi) a trustee of the LAMA Community Trust, and may be deemed to have shared power to vote these shares.
	9	SOLE DISPOSITIVE POWER
0 shares.
	10	SHARED DISPOSITIVE POWER
81,837,870 shares,[19] of which (a) 54,745,078 shares of Class B Common Stock are held of record by AH IV, for itself and as nominee for AH IV-A, AH IV-B, and AH IV-Q, (b) 4,974,501 shares of Class B Common Stock are held of record by AH Parallel IV, for itself and as nominee for AH Parallel IV-A, AH Parallel IV-B, and AH Parallel IV-Q, (c) 5,516,864 shares of Class B Common Stock are held of record by AH Parallel V, for itself and as nominee for AH Parallel V-A, AH Parallel V-B, and AH Parallel V-Q, (d) 12,557,802 shares of Class B Common Stock are held of record by AH LSV I, for itself and as nominee for AH LSV I-B and AH LSV I-Q, (e) 3,995,652 shares of Class A Common Stock are held of record by AH LSV III, for itself and as nominee for AH LSV III-B and AH 2022 Annual, and (f) 47,973 shares of Class A Common Stock are held of record by the LAMA Community Trust. Andreessen is (i) a managing member of AH Equity IV, the general partner of AH IV, (ii) a managing member of AH Equity IV Parallel, the general partner of AH Parallel IV, (iii) a managing member of AH Equity V Parallel, the general partner of AH Parallel V, (iv) a managing member of AH Equity LSV I, the general partner of AH LSV I, (v) a managing member of AH Equity LSV III, the general partner of AH LSV III, and (vi) a trustee of the LAMA Community Trust, and may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
81,837,870 [19]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.8%[20]
14	TYPE OF REPORTING PERSON (See Instructions)
IN

19 Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

20 Pursuant to Rule 13d-3(d)(1)(i), the percentage in Row 13 is calculated using the outstanding shares of Class A Common Stock only (assuming full conversion of the shares of Class B Common Stock held of record by AH IV, AH Parallel IV, AH Parallel V and AH LSV I, but not any of the shares of Class B Common Stock held by any other person).  As disclosed in the 10-Q, the Issuer had 179,290,763 outstanding shares of Class A Common Stock and 355,661,294 outstanding shares of Class B Common Stock as of August 29, 2023. On September 8, 2023, AH Parallel V converted 80,978 shares of Class B Common Stock into Class A Common Stock and AH LSV I converted 310,952 shares of Class B Common Stock into Class A Common Stock. If the outstanding number of shares included the outstanding shares of both Class A Common Stock and Class B Common Stock, this percentage would be 15.3%.

CUSIP No.	79589L106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Benjamin Horowitz (“Horowitz”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares.
	8	SHARED VOTING POWER
81,819,694 shares,[21] of which (a) 54,745,078 shares of Class B Common Stock are held of record by AH IV, for itself and as nominee for AH IV-A, AH IV-B, and AH IV-Q, (b) 4,974,501 shares of Class B Common Stock are held of record by AH Parallel IV, for itself and as nominee for AH Parallel IV-A, AH Parallel IV-B, and AH Parallel IV-Q, (c) 5,516,864 shares of Class B Common Stock are held of record by AH Parallel V, for itself and as nominee for AH Parallel V-A, AH Parallel V-B, and AH Parallel V-Q, (d) 12,557,802 shares of Class B Common Stock are held of record by AH LSV I, for itself and as nominee for AH LSV I-B and AH LSV I-Q, (e) 3,995,652 shares of Class A Common Stock are held of record by AH LSV III, for itself and as nominee for AH LSV III-B and AH 2022 Annual, and (f) 29,797 shares of Class A Common Stock are held of record by The 1997 Horowitz Family Trust. Horowitz is (i) a managing member of AH Equity IV, the general partner of AH IV, (ii) a managing member of AH Equity IV Parallel, the general partner of AH Parallel IV, (iii) a managing member of AH Equity V Parallel, the general partner of AH Parallel V, (iv) a managing member of AH Equity LSV I, the general partner of AH LSV I, (v) a managing member of AH Equity LSV III, the general partner of AH LSV III, and (vi) a trustee of The 1997 Horowitz Family Trust, and may be deemed to have shared power to vote these shares.
	9	SOLE DISPOSITIVE POWER
0 shares.
	10	SHARED DISPOSITIVE POWER
81,819,694 shares,[21] of which (a) 54,745,078 shares of Class B Common Stock are held of record by AH IV, for itself and as nominee for AH IV-A, AH IV-B, and AH IV-Q, (b) 4,974,501 shares of Class B Common Stock are held of record by AH Parallel IV, for itself and as nominee for AH Parallel IV-A, AH Parallel IV-B, and AH Parallel IV-Q, (c) 5,516,864 shares of Class B Common Stock are held of record by AH Parallel V, for itself and as nominee for AH Parallel V-A, AH Parallel V-B, and AH Parallel V-Q, (d) 12,557,802 shares of Class B Common Stock are held of record by AH LSV I, for itself and as nominee for AH LSV I-B and AH LSV I-Q, (e) 3,995,652 shares of Class A Common Stock are held of record by AH LSV III, for itself and as nominee for AH LSV III-B and AH 2022 Annual, and (f) 29,797 shares of Class A Common Stock are held of record by The 1997 Horowitz Family Trust. Horowitz is (i) a managing member of AH Equity IV, the general partner of AH IV, (ii) a managing member of AH Equity IV Parallel, the general partner of AH Parallel IV, (iii) a managing member of AH Equity V Parallel, the general partner of AH Parallel V, (iv) a managing member of AH Equity LSV I, the general partner of AH LSV I, (v) a managing member of AH Equity LSV III, the general partner of AH LSV III, and (vi) a trustee of The 1997 Horowitz Family Trust, and may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
81,819,694 [21]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.8%[22]
14	TYPE OF REPORTING PERSON (See Instructions)
IN

21 Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

22 Pursuant to Rule 13d-3(d)(1)(i), the percentage in Row 13 is calculated using the outstanding shares of Class A Common Stock only (assuming full conversion of the shares of Class B Common Stock held of record by AH IV, AH Parallel IV, AH Parallel V and AH LSV I, but not any of the shares of Class B Common Stock held by any other person).  As disclosed in the 10-Q, the Issuer had 179,290,763 outstanding shares of Class A Common Stock and 355,661,294 outstanding shares of Class B Common Stock as of August 29, 2023. On September 8, 2023, AH Parallel V converted 80,978 shares of Class B Common Stock into Class A Common Stock and AH LSV I converted 310,952 shares of Class B Common Stock into Class A Common Stock. If the outstanding number of shares included the outstanding shares of both Class A Common Stock and Class B Common Stock, this percentage would be 15.3%.

This Amendment No. 4 (“Amendment No. 4”) amends and restates the Statement on Schedule 13D initially filed with the U.S. Securities and Exchange Commission (“SEC”) on December 27, 2021 (the “Original Schedule 13D”), as amended and restated by Amendment No. 1 filed on September 9, 2022 (“Amendment No. 1”), Amendment No. 2 filed on March 10, 2023 (“Amendment No. 2”) and Amendment No. 3 filed on June 12, 2023 (“Amendment No. 3”). This Amendment No. 4 relates to the beneficial ownership of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), of Samsara Inc., a corporation organized under the laws of the state of Delaware (“Issuer”). This Amendment No. 4 is being filed to update the aggregate percentage of the Issuer’s Class A Common Stock owned by the Reporting Persons (as defined below) due to dilution caused by the Issuer’s issuance of additional shares of its Class A Common Stock from time to time since the date of the filing of Amendment No. 3. Based on the number of outstanding shares of the Issuer’s Class A Common Stock as reported in its Form 10-Q filed on September 5, 2023 with the SEC (File No. 001-41140) (the "10-Q”), such dilution resulted in a decrease of over one percent (1%) in the aggregate percentage ownership reported by certain of the Reporting Persons in Amendment No. 3. This Amendment No. 4 also reflects the subsequent disposition of Class A Common Stock by certain of the Reporting Persons. Shares reported in this Amendment No. 4 are as of September 12, 2023 unless otherwise specified herein.

Item 1.	Security and Issuer

(a)       The class of equity securities to which this Amendment No.4 relates is the Class A Common Stock of the Issuer.

(b)       The Issuer’s principal executive offices are located at 1 De Haro Street, San Francisco, California 94107.

Item 2.	Identity and Background

(a)       This Amendment No.4 is filed by Andreessen Horowitz Fund IV, L.P., a Delaware limited partnership (“AH IV”), AH Parallel Fund IV, L.P., a Delaware limited partnership (“AH Parallel IV”), AH Parallel Fund V, L.P., a Delaware limited partnership (“AH Parallel V”), Andreessen Horowitz LSV Fund I, L.P., a Delaware limited partnership (“AH LSV I”), Andreessen Horowitz LSV Fund III, L.P., a Delaware limited partnership (“AH LSV III”), AH Equity Partners IV, L.L.C., a Delaware limited liability company (“AH Equity IV”), AH Equity Partners IV (Parallel), L.L.C., a Delaware limited liability company (“AH Equity Parallel IV”), AH Equity Partners V (Parallel), L.L.C., a Delaware limited liability company (“AH Equity Parallel V”), AH Equity Partners LSV I, L.L.C., a Delaware limited liability company (“AH Equity LSV I”), AH Equity Partners LSV III, L.L.C., a Delaware limited liability company (“AH Equity LSV III”), Marc Andreessen (“Andreessen”) and Benjamin Horowitz (“Horowitz”). The foregoing entities and individuals are collectively referred to herein as the “Reporting Persons.”

AH Equity IV is the general partner of AH IV and may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer held of record by AH IV for itself and as nominee for Andreessen Horowitz Fund IV-A, L.P. (“AH IV-A”), Andreessen Horowitz Fund IV-B, L.P. (“AH IV-B”), and Andreessen Horowitz Fund IV-Q, L.P. (“AH IV-Q”). Andreessen and Horowitz are managing members of AH Equity IV and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer held of record by AH IV for itself and as nominee.

AH Equity Parallel IV is the general partner of AH Parallel IV and may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer held of record by AH Parallel IV for itself and as nominee for AH Parallel Fund IV-A, L.P. (“AH Parallel IV-A”), AH Parallel Fund IV-B, L.P. (“AH Parallel IV-B”), and AH Parallel Fund IV-Q, L.P. (“AH Parallel IV-Q”). Andreessen and Horowitz are managing members of AH Equity Parallel IV and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer held of record by AH Parallel IV for itself and as nominee.

AH Equity Parallel V is the general partner of AH Parallel V and may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer held of record by AH Parallel V for itself and as nominee for AH Parallel Fund V-A, L.P. (“AH Parallel V-A”), AH Parallel Fund V-B, L.P. (“AH Parallel V-B”), and AH Parallel Fund V-Q, L.P. (“AH Parallel V-Q”). Andreessen and Horowitz are managing members of AH Equity Parallel V and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer held of record by AH Parallel V for itself and as nominee.

AH Equity LSV I is the general partner of AH LSV I and may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer held of record by AH LSV I for itself and as nominee for Andreessen Horowitz LSV Fund I-B, L.P. (“AH LSV I-B”) and Andreessen Horowitz LSV Fund I-Q, L.P. (“AH LSV I-Q”). Andreessen and Horowitz are managing members of AH Equity LSV I and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer held of record by AH LSV I for itself and as nominee.

AH Equity LSV III is the general partner of AH LSV III and may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer held of record by AH LSV III for itself and as nominee for Andreessen Horowitz LSV Fund III-B, L.P. (“AH LSV III-B”) and AH 2022 Annual Fund, L.P. (“AH 2022 Annual”). Andreessen and Horowitz are managing members of AH Equity LSV III and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer held of record by AH LSV III for itself and as nominee.

(b)       The address of the principal place of business of each of the Reporting Persons is c/o Andreessen Horowitz, 2865 Sand Hill Road, Suite 101, Menlo Park, CA 94025.

(c)       The principal occupation of each of Andreessen and Horowitz is as the co-founder and managing member of the venture capital firm Andreessen Horowitz. The principal business of each of the other Reporting Persons is the venture capital investment business.

(d)       During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       The responses of the Reporting Persons with respect to row 6 of their respective cover pages to this Amendment No.4 are incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Considerations

Direct Purchase of Series A Preferred Stock

On May 5, 2015, AH IV entered into a Series A Preferred Stock Purchase Agreement with the Issuer and certain other stockholders, pursuant to which AH IV purchased, for itself and as nominee, 40,492,830 shares of Series A Preferred Stock (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification) from the Issuer for $14,900,011.68 in the aggregate.

Direct Purchase of Series B Preferred Stock

On December 1, 2016, AH IV entered into a Series B Preferred Stock Purchase Agreement with the Issuer and certain other stockholders, pursuant to which AH IV purchased, for itself and as nominee, 9,259,278 shares of Series B Preferred Stock (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification) from the Issuer for $7,000,014.17 in the aggregate.

Direct Purchase of Series C Preferred Stock

On June 15, 2017, AH IV entered into a Series C Preferred Stock Purchase Agreement with the Issuer and certain other stockholders, pursuant to which AH IV purchased, for itself and as nominee, 3,951,276 shares of Series C Preferred Stock (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification) from the Issuer for $5,667,653.85 in the aggregate.

Direct Purchase of Series D Preferred Stock

On March 16, 2018, AH IV entered into a Series D Preferred Stock Purchase Agreement with the Issuer and certain other stockholders, pursuant to which AH IV purchased, for itself and as nominee, 4,313,218 shares of Series D Preferred Stock (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification) from the Issuer for $15,092,997.28 in the aggregate.

On March 16, 2018, AH Parallel IV entered into a Series D Preferred Stock Purchase Agreement with the Issuer and certain other stockholders, pursuant to which AH Parallel IV purchased, for itself and as nominee, 4,974,501 shares of Series D Preferred Stock (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification) from the Issuer for $17,406,987.10 in the aggregate.

Direct Purchase of Series E Preferred Stock

On December 21, 2018, AH Parallel V entered into a Series E Preferred Stock Purchase Agreement with the Issuer and certain other stockholders, pursuant to which AH Parallel V purchased, for itself and as nominee, 1,690,164 shares of Series E Preferred Stock (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification) from the Issuer for $14,999,988.20 in the aggregate.

On January 6, 2019, AH Parallel V entered into a Series E Preferred Stock Purchase Agreement with the Issuer and certain other stockholders, pursuant to which AH Parallel V purchased, for itself and as nominee, 3,943,716 shares of Series E Preferred Stock (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification) from the Issuer for $34,999,972.46 in the aggregate.

Direct Purchase of Series F Preferred Stock

On September 13, 2019, AH LSV I entered into a Series F Preferred Stock Purchase Agreement with the Issuer and certain other stockholders, pursuant to which AH LSV I purchased, for itself and as nominee, 7,082,002 shares of Series F Preferred Stock (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification) from the Issuer for $99,999,992.85 in the aggregate.

On May 15, 2020, AH LSV I entered into an Extension Series F Preferred Stock Purchase Agreement with the Issuer and certain other stockholders, pursuant to which AH LSV I purchased, for itself and as nominee, 4,520,428 shares of Series F Preferred Stock from the Issuer for $50,000,002.07 in the aggregate.

Conversion of Preferred Stock

In connection with the closing of the Issuer’s initial public offering on December 17, 2021 (the “Initial Offering”), each share of the Issuer’s Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series F Preferred Stock was automatically converted into one share of the Issuer’s Class B Common Stock. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

Purchase in Initial Offering

On December 17, 2021, AH LSV III purchased, for itself and as nominee, 3,995,652 shares of the Issuer’s Class A Common Stock from the underwriters in the Initial Offering, for $23.00 per share, or $91,899,996.00 in the aggregate. Such purchases occurred pursuant to and on the terms set forth in the Issuer’s Prospectus filed pursuant to Rule 424(b)(4) on December 15, 2021 with the SEC (File No. 333-261204) (the “Prospectus”).

Pro Rata In-Kind Distribution

On September 6, 2022, AH IV, AH IV-A, AH IV-B and AH IV-Q converted an aggregate of 3,271,524 shares of the Issuer’s Class B Common Stock into Class A Common Stock and distributed, for no consideration, an aggregate of 3,271,524 shares of the Issuer’s Class A Common Stock in a pro rata in-kind distribution to their respective partners and to AH Equity IV. On the same date, AH Equity IV distributed, for no consideration, all of the shares of the Issuer’s Class A Common Stock it received from AH IV, AH IV-A, AH IV-B and AH IV-Q in a pro rata in-kind distribution to its members. AH Capital Management, L.L.C. (“AH Capital Management”) received 242 shares of Class A Common Stock from AH Equity IV in connection with the aforementioned pro rata in-kind distribution. Andreessen and Horowitz are members of AH Capital Management and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer held of record by AH Capital Management. On September 6, 2022, the closing price of the Issuer’s Class A Common Stock on the New York Stock Exchange was $13.04.

Sale by AH Capital Management

On September 7, 2022, AH Capital Management sold 242 shares of Class A Common Stock at a weighted average price of $12.5411 per share, or $3,034.95 in the aggregate, in open market sales. The shares were sold at prices ranging from $12.19 to $12.82. AH Capital Management undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the range set forth in the previous sentence.

Sale by AH LSV I

On March 8, 2023, AH LSV I converted 360,983 shares of the Issuer’s Class B Common Stock into Class A Common Stock and sold all such shares of Class A Common Stock at a weighted average price of $20.9151 per share, or $7,550,001.38 in the aggregate, in open market sales. The shares were sold at prices ranging from $20.68 to $21.215. AH LSV I undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the range set forth in the previous sentence.

On June 8, 2023, AH LSV I converted 331,545 shares of the Issuer’s Class B Common Stock into Class A Common Stock and sold all such shares of Class A Common Stock at a weighted average price of $27.7488 per share, or approximately $9,200,000 in the aggregate, in open market sales. The shares were sold at prices ranging from $27.65 to $27.87. AH LSV I undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the range set forth in the previous sentence.

On September 8, 2023, AH LSV I converted 310,952 shares of the Issuer’s Class B Common Stock into Class A Common Stock and sold all such shares of Class A Common Stock in multiple transactions. AH LSV I sold (i) 247,538 shares of Class A Common Stock at a weighted average price of $30.781 per share, in open market sales with prices ranging from $30.24 to $31.235 and (ii) 63,414 shares of Class A Common Stock at a weighted average price of $31.478 per share, in open market sales with prices ranging from $31.24 to $31.715. AH LSV I undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the range set forth in the previous sentence.

Sale by AH Parallel V

On June 8, 2023, AH Parallel V converted 36,038 shares of the Issuer’s Class B Common Stock into Class A Common Stock and sold all such shares of Class A Common Stock at a weighted average price of $27.7488 per share, or approximately $1,000,000 in the aggregate, in open market sales. The shares were sold at prices ranging from $27.65 to $27.87. AH Parallel V undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the range set forth in the previous sentence.

On September 8, 2023, AH Parallel V converted 80,978 shares of the Issuer’s Class B Common Stock into Class A Common Stock and sold all such shares of Class A Common Stock in multiple transactions. AH Parallel V sold (i) 64,464 shares of Class A Common Stock at a weighted average price of $30.781 per share, in open market sales with prices ranging from $30.24 to $31.235 and (ii) 16,514 shares of Class A Common Stock at a weighted average price of $31.478 per share, in open market sales with prices ranging from $31.24 to $31.715. AH Parallel V undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the range set forth in the previous sentence.

Source of Funds

The source of the funds for all purchases and acquisitions by AH IV, AH Parallel IV, AH Parallel V, AH LSV I and AH LSV III was from working capital.

No part of the purchase price was borrowed by AH IV, AH Parallel IV, AH Parallel V, AH LSV I or AH LSV III for the purpose of acquiring any securities discussed in this Item 3.

The information set forth in or incorporated by reference into Items 4, 5 and 6 of this Amendment No.4 is hereby incorporated by reference in its entirety into this Item 3.

Item 4.	Purpose of Transaction

The Reporting Persons hold their securities of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Class A Common Stock and/or retain and/or sell all or a portion of the Class A Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Class A Common Stock held by the Reporting Persons to their respective members or limited partners. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Class A Common Stock; general market and economic conditions; ongoing evaluation of the Issuer's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of this Amendment No. 4.

Item 5.	Interest in Securities of the Issuer

(a)-(b)       The responses of the Reporting Persons with respect to rows 7 through 13 of their respective cover pages to this Amendment No. 4 are incorporated herein by reference.

Calculations of the percentage of the shares of Class A Common Stock beneficially owned by the Reporting Persons is based on 179,290,763 shares of Class A Common Stock outstanding as of August 29, 2023, as reported in the Issuer’s Form 10-Q, plus 80,978 shares of Class A Common Stock converted from Class B Common Stock by AH Parallel V and 310,952 shares of Class A Common Stock converted from Class B Common Stock by AH LSV I on September 8, 2023.

(c)       Except as described in Item 3 of this Amendment No. 4, which descriptions are incorporated herein by reference, none of the Reporting Persons have engaged in any transaction with respect to the Class A Common Stock during the 60 days prior to the date of filing of this Amendment No. 4.

(d)       Under certain circumstances set forth in the limited partnership agreement of each of AH IV, AH Parallel IV, AH Parallel V, AH LSV I and AH LSV III and the limited liability company agreement of each of AH Equity IV, AH Equity IV Parallel, AH Equity V Parallel, AH Equity LSV I and AH Equity LSV III the partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from the sale of, shares of the Issuer directly or indirectly owned by each such entity of which they are a partner or member.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Issuer, AH IV, AH Parallel IV, AH Parallel V and AH LSV I and certain other investors entered into an Amended and Restated Investors’ Rights Agreement dated January 13, 2021 (the “Rights Agreement”). The Rights Agreement grants to AH IV, AH Parallel IV, AH Parallel V and AH LSV I and certain other parties thereto certain rights including demand registration rights, piggyback registration rights and Form S-3 registration rights. Such registration rights will expire, with respect to any particular stockholder, upon the earlier of: (i) a Deemed Liquidation Event or a Stock Sale (as such terms are defined in the Rights Agreement), (ii) five (5) years after the closing of the Initial Offering or (iii) at such time following the Initial Offering when such stockholder holds less than 1% of the Issuer’s outstanding securities and all Registrable Securities (as defined therein) of such stockholder may be sold pursuant to Rule 144 of the Securities Act of 1933, as amended, within a ninety (90) day period. This summary is qualified by the actual terms of the Rights Agreement, a copy of which is attached as an exhibit to this Amendment No.4 and is incorporated herein by reference.

Andreessen, in his capacity as a director of the Issuer, entered into an Indemnification Agreement with the Issuer. This summary is qualified by the actual terms of the Indemnification Agreement, a copy of which is attached as an exhibit to this Amendment No.4 and is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

A	Power of Attorney (Marc Andreessen)

B	Power of Attorney (Benjamin Horowitz)

C	Agreement of Joint Filing

D	Amended and Restated Investors’ Rights Agreement, filed on November 19, 2021 as Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (File No. 333-261204), and incorporated herein by reference.

E	Form of Indemnification Agreement for directors, filed on December 6, 2021 as Exhibit 10.1 to the Issuer’s Registration Statement on Form S-1/A (File No. 333-261204), and incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 12, 2023

Andreessen Horowitz Fund IV, L.P.
for itself and as nominee for Andreessen Horowitz Fund IV-A, L.P., Andreessen Horowitz Fund IV-B, L.P. and Andreessen Horowitz Fund IV-Q, L.P.

By: AH Equity Partners IV, L.L.C.
Its: General Partner

By:	/s/ Phil Hathaway
Phil Hathaway, Chief Operating Officer

AH Equity Partners IV, L.L.C.

By:	/s/ Phil Hathaway
Phil Hathaway, Chief Operating Officer

AH Parallel Fund IV, L.P.
for itself and as nominee for AH Parallel Fund IV-A, L.P., AH Parallel Fund IV-B L.P. and AH Parallel Fund IV-Q, L.P.

By: AH Equity Partners IV (Parallel), L.L.C.
Its: General Partner

By:	/s/ Phil Hathaway
Phil Hathaway, Chief Operating Officer

AH Equity Partners IV (Parallel), L.L.C.

By:	/s/ Phil Hathaway
Phil Hathaway, Chief Operating Officer

AH Parallel Fund V, L.P.
for itself and as nominee for AH Parallel Fund V-A, L.P., AH Parallel Fund V-B L.P. and AH Parallel Fund V-Q, L.P.

By: AH Equity Partners V (Parallel), L.L.C.
Its: General Partner

By:	/s/ Phil Hathaway
Phil Hathaway, Chief Operating Officer

AH Equity Partners V (Parallel), L.L.C.

By:	/s/ Phil Hathaway
Phil Hathaway, Chief Operating Officer

Andreessen Horowitz LSV Fund I, L.P.
for itself and as nominee for Andreessen Horowitz LSV Fund I-B, L.P. and Andreessen Horowitz LSV Fund I-Q, L.P.

By: AH Equity Partners LSV I, L.L.C.
Its: General Partner

By:	/s/ Phil Hathaway
Phil Hathaway, Chief Operating Officer

AH Equity Partners LSV I, L.L.C.

By:	/s/ Phil Hathaway
Phil Hathaway, Chief Operating Officer

Andreessen Horowitz LSV Fund III, L.P.
for itself and as nominee for Andreessen Horowitz LSV Fund III-B, L.P. and AH 2022 Annual Fund, L.P.

By: AH Equity Partners LSV III, L.L.C.
Its: General Partner

By:	/s/ Phil Hathaway
Phil Hathaway, Chief Operating Officer

AH Equity Partners LSV III, L.L.C.

By:	/s/ Phil Hathaway
Phil Hathaway, Chief Operating Officer

Marc Andreessen

/s/ Phil Hathaway
Phil Hathaway, Attorney-in-Fact for Marc Andreessen*

Benjamin Horowitz

/s/ Phil Hathaway
Phil Hathaway, Attorney-in-Fact for Benjamin Horowitz**

*Signed pursuant to a Power of Attorney attached as Exhibit A.

**Signed pursuant to a Power of Attorney attached as Exhibit B.

exhibit A

POWER OF ATTORNEY

The undersigned individual (the “Reporting Person”) hereby authorizes and designates each entity affiliated with AH Capital Management, L.L.C., or such other person or entity as is designated in writing by Marc Andreessen (the “Designated Filer”) as the beneficial owner to prepare and file on behalf of the Reporting Person individually, or jointly together with other reporting persons, any and all reports, notices, communications and other documents (including, but not limited to, reports on Schedule 13D, Schedule 13G, Form 13-F, Form 3, Form 4 and Form 5) that the Reporting Person may be required to file with the United States Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (together with the implementing regulations thereto, the “Act”) and the Securities Exchange Act of 1934, as amended (together with the implementing regulations thereto, the “Exchange Act”) (collectively, the “Reports”) with respect to the Reporting Person’s ownership of, or transactions in, securities of any entity whose securities are beneficially owned (directly or indirectly) by the Reporting Person (collectively, the “Companies”).

The Reporting Person hereby further authorizes and designates Phil Hathaway (the “Authorized Signatory”) to execute and file on behalf of the Reporting Person the Reports and to perform any and all other acts, which in the opinion of the Designated Filer or Authorized Signatory may be necessary or incidental to the performance of the foregoing powers herein granted.

The authority of the Designated Filer and the Authorized Signatory under this Document with respect to the Reporting Person shall continue until the Reporting Person is no longer required to file any Reports with respect to the Reporting Person’s ownership of, or transactions in, the securities of the Companies, unless earlier revoked in writing. The Reporting Person acknowledges that the Designated Filer and the Authorized Signatory are not assuming any of the Reporting Person’s responsibilities to comply with the Act or the Exchange Act.

June 23, 2023	By:	/s/ Marc Andreessen
Marc Andreessen

exhibit B

POWER OF ATTORNEY

The undersigned individual (the “Reporting Person”) hereby authorizes and designates each entity affiliated with AH Capital Management, L.L.C., or such other person or entity as is designated in writing by Ben Horowitz (the “Designated Filer”) as the beneficial owner to prepare and file on behalf of the Reporting Person individually, or jointly together with other reporting persons, any and all reports, notices, communications and other documents (including, but not limited to, reports on Schedule 13D, Schedule 13G, Form 13-F, Form 3, Form 4 and Form 5) that the Reporting Person may be required to file with the United States Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (together with the implementing regulations thereto, the “Act”) and the Securities Exchange Act of 1934, as amended (together with the implementing regulations thereto, the “Exchange Act”) (collectively, the “Reports”) with respect to the Reporting Person’s ownership of, or transactions in, securities of any entity whose securities are beneficially owned (directly or indirectly) by the Reporting Person (collectively, the “Companies”).

The Reporting Person hereby further authorizes and designates Phil Hathaway (the “Authorized Signatory”) to execute and file on behalf of the Reporting Person the Reports and to perform any and all other acts, which in the opinion of the Designated Filer or Authorized Signatory may be necessary or incidental to the performance of the foregoing powers herein granted.

The authority of the Designated Filer and the Authorized Signatory under this Document with respect to the Reporting Person shall continue until the Reporting Person is no longer required to file any Reports with respect to the Reporting Person’s ownership of, or transactions in, the securities of the Companies, unless earlier revoked in writing. The Reporting Person acknowledges that the Designated Filer and the Authorized Signatory are not assuming any of the Reporting Person’s responsibilities to comply with the Act or the Exchange Act.

June 22, 2023	By:	/s/ Benjamin Horowitz
Benjamin Horowitz

exhibit C

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Class A Common Stock of Samsara Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: September 12, 2023

Andreessen Horowitz Fund IV, L.P.
for itself and as nominee for Andreessen Horowitz Fund IV-A, L.P., Andreessen Horowitz Fund IV-B, L.P. and Andreessen Horowitz Fund IV-Q, L.P.

By: AH Equity Partners IV, L.L.C.
Its: General Partner

By:	/s/ Phil Hathaway
Phil Hathaway, Chief Operating Officer

AH Equity Partners IV, L.L.C.

By:	/s/ Phil Hathaway
Phil Hathaway, Chief Operating Officer

AH Parallel Fund IV, L.P.
for itself and as nominee for AH Parallel Fund IV-A, L.P., AH Parallel Fund IV-B L.P. and AH Parallel Fund IV-Q, L.P.

By: AH Equity Partners IV (Parallel), L.L.C.
Its: General Partner

By:	/s/ Phil Hathaway
Phil Hathaway, Chief Operating Officer

AH Equity Partners IV (Parallel), L.L.C.

By:	/s/ Phil Hathaway
Phil Hathaway, Chief Operating Officer

AH Parallel Fund V, L.P.
for itself and as nominee for AH Parallel Fund V-A, L.P., AH Parallel Fund V-B L.P. and AH Parallel Fund V-Q, L.P.

By: AH Equity Partners V (Parallel), L.L.C.
Its: General Partner

By:	/s/ Phil Hathaway
Phil Hathaway, Chief Operating Officer

AH Equity Partners V (Parallel), L.L.C.

By:	/s/ Phil Hathaway
Phil Hathaway, Chief Operating Officer

Andreessen Horowitz LSV Fund I, L.P.
for itself and as nominee for Andreessen Horowitz LSV Fund I-B, L.P. and Andreessen Horowitz LSV Fund I-Q, L.P.

By: AH Equity Partners LSV I, L.L.C.
Its: General Partner

By:	/s/ Phil Hathaway
Phil Hathaway, Chief Operating Officer

AH Equity Partners LSV I, L.L.C.

By:	/s/ Phil Hathaway
Phil Hathaway, Chief Operating Officer

Andreessen Horowitz LSV Fund III, L.P.
for itself and as nominee for Andreessen Horowitz LSV Fund III-B, L.P. and AH 2022 Annual Fund, L.P.

By: AH Equity Partners LSV III, L.L.C.
Its: General Partner

By:	/s/ Phil Hathaway
Phil Hathaway, Chief Operating Officer

AH Equity Partners LSV III, L.L.C.

By:	/s/ Phil Hathaway
Phil Hathaway, Chief Operating Officer

Marc Andreessen

/s/ Phil Hathaway
Phil Hathaway, Attorney-in-Fact for Marc Andreessen*

Benjamin Horowitz

/s/ Phil Hathaway
Phil Hathaway, Attorney-in-Fact for Benjamin Horowitz**

*Signed pursuant to a Power of Attorney attached as Exhibit A.

**Signed pursuant to a Power of Attorney attached as Exhibit B.